March 1, 2010
Ms. Linda Stirling
Division of Investment Management
450 Fifth Street
Washington, D.C. 20549
RE:	U.S. Global Investors Funds 485(a) Post Effective Amendment Registration Statement File Nos. 002-35439 and 811-01800
Dear Ms. Stirling:
          This letter responds to your request for information concerning the above referenced filing. You requested that we explain the following:
1.	Explain the use of the NYSE Arca Gold Miners Index for the World Precious Minerals Fund.

The NYSE Arca Gold Miners Index is the index used for calculating the World Precious Minerals Fund’s performance fee. The companies included in the index derive revenues from mining and mining projects all over the world. Three of the biggest components of the index are Barrick Gold (mines and development projects in U.S., Canada, South America, Africa, and Australia), Goldcorp (mines and development projects in U.S., Canada, Mexico, Brazil, Argentina, and Australia), and Newmont Mining (mines and development projects in U.S., Peru, Indonesia, Mexico, Uzbekistan, Canada, Bolivia, and Australia, including copper, silver, zinc and gold). As a result, we believe it is an appropriate benchmark index for the fund.

2.	Explain why the NYSE Arca Gold Miners Index is an appropriate index if it is not a total return index.

The footnote to the fund’s 1-, 5-, and 10-year returns indicates that the index is not a total return index because it has only been a total return index for the past four years. It has been a total return index for the entire time that the fund has used it as its benchmark. As a result, we believe it is an appropriate index for the fund.

3.	Explain the use of the Morgan Stanley Commodity Related Index for the Global Resources Fund.

The index is used for calculating the Global Resources Fund’s performance fee. The companies in the index include Anadarko, Goldcorp, Marathon Oil, and Baker Hughes. These companies derive their revenues from mining, oil and gas production, and services. As a result, we believe it is an appropriate benchmark index for the fund.

4.	Explain any limitation on World Precious Minerals Fund’s purchase of commodities.

The limit on the purchasing of commodities in the fund is Subchapter M of the Internal Revenue Code, and the disclosure is taken from the Statement of Additional Information:
To qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986 as amended (the “Code”), at least ninety percent (90%) of a fund’s gross income for any taxable year must be derived from dividends, interest, gains from the disposition of securities, and income and gains from certain other specified sources and transactions (Gross Income Test). Gains from the disposition of precious metals will not qualify for purposes of satisfying the Gross Income Test. Additionally, to qualify under Subchapter M of the Code, at the close of each quarter of each fund’s taxable year, at least fifty percent (50%) of the value of the fund’s total assets must be represented by cash, Government securities and certain other specified assets (Asset Value Test). Investments in precious metals will not qualify for purposes of satisfying the Asset Value Test. To maintain the fund’s qualification as a regulated investment company under the Code, the fund has established procedures to monitor its investments in precious metals for purposes of satisfying the Gross Income Test and the Asset Value Test.
Please feel free to contact me at (210) 308-1239 if you require any further assistance.
Regards,

/s/ Susan B. McGee
Susan B. McGee
President, General Counsel